Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 14, 2022

Matthew Crispino Jan Woo Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Archimedes Tech Spac Partners Co.
Registration Statement on Form S-4
Filed January 11, 2022
File No. 333-262094

Dear Mr. Crispino and Ms. Woo:

On behalf of our client, Archimedes Tech Spac Partners Co., a Delaware corporation (the “Company” or “ATSP”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated February 9, 2022 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Form S-4”).

The Company is today filing via EDGAR Amendment No. 1 to the Form S-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Registration Statement on Form S-4 Filed January 11, 2022

Do any of ATSP’s directors or officers have interests that may conflict..., page 14

1.	Please disclose if the sponsor and the company’s officers and directors have any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, SoundHound. If so, clarify how the board considered such conflicts in negotiating and recommending the business combination. Also, we note ATSP’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted ATSP’s search for an acquisition target.

RESPONSE: In response to the Staff’s comment, the Company has included additional disclosure on pages 14, 33, 99, and 100 of Amendment No. 1 to specify that, except as disclosed in such section, the Company’s officers and directors and their respective affiliates have no interest in, or affiliation with, SoundHound. The Company has also added additional disclosures on pages 14, 33, 99, and 100 of Amendment No. 1 regarding how the Board considered the identified conflicts. The Company also added associated disclosures relating to Dr. Julia’s voluntary abstention to the Company’s Board votes regarding the business combination between the Company and SoundHound on pages 92 and 93 of Amendment No. 1.

2.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on pages 14, 33, and 99 of Amendment No. 1.

3.	We note the disclosure on page 61 that ATSP’s initial stockholders have waived their right to redeem any Subunits in connection with a stockholder vote to approve a proposed initial business combination or sell any Subunits to ATSP in a tender offer in connection with a proposed initial business combination. Please add this disclosure in the Q&A and describe any consideration provided in exchange for the waiver of such rights.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on pages 14, 33 and 99 of Amendment No. 1. As described in the Letter Agreement, dated March 10, 2021, by and between the Company’s officers, directors and sponsor, a copy of which was filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on March 16, 2021, the Initial Stockholders, including the sponsor, agreed to waive their redemption rights with respect to founder shares and any public securities they may acquire during or after the IPO in connection with the consummation of a Business Combination “to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the IPO, and in recognition of the benefit that such IPO will confer upon” each Initial Stockholder. No additional consideration was provided in exchange for these agreements.

Questions and Answers about the Proposals Are there any arrangements to help ensure that ATSP will have sufficient funds..., page 14

4.	Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment. Disclose if the PIPE investors include ATSP’s sponsor, directors, officers or their affiliates.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 15 of Amendment No. 1.

How do I exercise my redemption rights?, page 15

5.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 16 of Amendment No. 1.

What approval is required by the SoundHound stockholders to adopt and approve the Merger Agreement and approve the Merger?, page 22

6.	You disclose that SoundHound, ATSP and certain stockholders of SoundHound entered into support agreements pursuant to which stockholders of SoundHound holding, in the aggregate, approximately 50.98% of SoundHound’s outstanding capital stock, agreed to vote all of their shares of SoundHound stock in favor of the merger agreement. Please disclose the percentage of shares not subject to the support agreements that are required to approve the merger agreement.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on pages 10 and 22 of Amendment No. 1.

Risk Factors SoundHound’s operating results could be materially and adversely affected if it loses any of its largest customers, page 41

7.	We note that two customers accounted for 58% of SoundHound’s total revenues through the nine months ended September 30, 2021 and two customers accounted for 42.8% of total revenue in 2020. Please disclose the material terms of any agreements with these customers, including termination provisions.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 42 of Amendment No. 1.

SoundHound is subject to certain U.S. and foreign anti-corruption, page 47

8.	Reference is made in this risk factor to SoundHound’s interactions with government affiliated hospitals and its plans to engage third-parties for clinical trials. Given the nature of SoundHound’s business, please explain these references.

RESPONSE: In response to the Staff’s comment, the references to hospitals and clinical trials has been removed.

Third parties have claimed in the past and may claim in the future..., page 53

9.	You disclose that SoundHound has been subject to claims and legal actions alleging that you may be infringing or contributing to the infringement of the intellectual property rights of others. Please disclose any material legal proceedings that are currently pending.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 54 of Amendment No. 1.

SoundHound has no operating history as a publicly traded company..., page 58

10.	Please explain the interest expenses you expect to incur as a result of the business combination.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 59 of Amendment No. 1.

Proposal 1 - The Business Combination Proposal Background of the Business Combination, page 88

11.	You disclose that ATSP evaluated approximately 50 potential target businesses. Discuss the process by which you determined not to proceed with any of the targets. Explain whether you engaged in any discussions with any of the potential targets other than SoundHound.

RESPONSE: In response to the Staff’s comment, the disclosure in the section entitled “Background of the Business Combination” beginning on page 89 has been revised.

Certain SoundHound Projected Financial Information, page 94

12.	We note that the SoundHound’s projections assume revenue growth that far exceeds growth for the historical periods presented in the filing. Please revise your filing to provide more detailed disclosure of your growth assumptions, including the growth rates used, if applicable, as well as the reasons you believe these assumptions are reasonable. For example, disclose the actual amounts of additional revenue SoundHound estimated it would generate each year beginning in 2023 from new restaurant chains and service providers, new interactive voice response clients, and new automotive and device clients when it prepared its projections. In this regard, please also disclose here and in Management’s Discussion the amount of the company’s revenue that was generated from each of these categories of clients in fiscal years 2020 and 2021. As part of your response, explain how SoundHound concluded it had a reasonable basis to project results five years in the future.

RESPONSE: SoundHound has added additional disclosures in the section entitled “Certain SoundHound Projected Financial Information” beginning on page 96 to (i) provide more detailed disclosure of SoundHound’s growth assumptions and reasons why the Company and SoundHound believe the assumptions are reasonable and (ii) explain how SoundHound concluded it had a reasonable basis to project results five years in the future. SoundHound did not generate revenue from restaurant chains and interactive voice response clients in 2020 and 2021.

Proposals 3A - 3F - The Advisory Proposals Advisory Proposal 3B, page 103

13.	Please discuss the effect of the proposal to authorize a dual class common stock structure in which the SoundHound Founders receive Class B common stock that are entitled to more votes that the Class A common stock.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 105 of Amendment No. 1.

Material U.S. Federal Tax Consequences Tax Consequences of the Business Combination to U.S. Holders of SoundHound Common Stock, page 122

14.	We note from your disclosure in this section and in the risk factor on page 71 that the parties intend that the merger will qualify as a reorganization under Section 368(a) of the Tax Code. Please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.

RESPONSE: In response to the Staff’s comment, the requested tax opinion is being prepared and will be filed in a subsequent filing.

Information about SoundHound Market Opportunity, page 127

15.	We note your reference to a study by Opus Research that was sponsored by SoundHound. Please file the consent of Opus Research as an exhibit to your registration statement or provide us with your analysis as to why you do not believe you are required to do so. Refer to Rule 436 under the Securities Act.

RESPONSE: In response to the Staff’s comment, Opus Research’s consent has been filed as Exhibit 99.6 to Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Impact of COVID-19, page 144

16.	We note that the COVID-19 pandemic has had an impact on billings and revenue and you have taken actions intended to mitigate the effects of the COVID-19 pandemic on your business such as the reduction of expenses. Please quantifying how these items contributed to your historical performance and are expected to impact future results, to the extent reasonably available. Refer to Item 303(b)(2)(ii) of Regulation S-K and Sections III.A and III.B.3 of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 146 of Amendment No. 1.

Factors Affecting Our Operating Results, page 144

17.	Please address how retention, renewals and recurring revenue have impacted and are expected to impact revenue growth. In this regard, we note from your discussion in Risk Factors that revenue could be negatively impacted if you are unable to renew existing service contracts and your business model is dependent, in part, on your ability to maintain and increase a customer base that generates recurring revenues. In addition, we note that your projected financial information is based, in part, on the assumption that existing renewable contracts will be renewed. Disclose the amount of recurring renewable revenue in each of the periods presented. Also tell us what measures you use to manage customer renewal and retention, and disclose such measures for each of the periods presented. Refer to Section III.B.1 of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 147 of Amendment No. 1.

Components of Our Results of Operations Revenues, page 145

18.	We note the disclosure in the business section that in 2009, SoundHound’s founders launched the SoundHound music identification app, which you claim has generated tens of millions in revenue. Please clarify how revenue is generated through the music app, as well as the amount of revenue attributable to the app for each period included in the financial statements.

RESPONSE: In response to the Staff’s comment, the disclosure has revised on pages 145, 148 and 151 of Amendment No. 1 to discuss how revenue is generated through the music app as well as amounts attributable to each period included in the financial statements.

Results of Operations, page 147

19.	Please discuss the reasons for the changes in revenue by geographic location.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on page 151 of Amendment No. 1 to discuss the reasons for changes in revenue by geographic location.

Liquidity and Capital Resources Contractual and Other Obligations Contractual Obligations, page 153

20.	Please disclose the amount of the payments committed to under the cloud services agreement entered into in August 2021. Also refer to this contract in your disclosure of commitments and contingencies on page 155.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on the page 158 of Amendment No. 1. Due to the commercial sensitivity to the committed payments under the cloud services agreement, such information will be provided supplementally to the Staff.

Cash Flows Used in Operating Activities, page 154

21.	Please revise to provide a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, explain what factors contributed to the decrease in deferred revenue and the increase in accounts receivable in the nine months ended September 30, 2021. Also address your concentration in accounts receivable balances due from two customers. Refer to Section IV.B.1 of SEC Release No. 33-8350.

RESPONSE: In response to the Staff's comment, the disclosure has been revised on page 157 to incorporate explanatory comments related to changes in working capital items affecting operating cash flows.

Unaudited Pro Forma Condensed Combined Financial Information, page 160

22.	Please address what consideration was given to the effect of the following on your pro forma financial information:

●	The accelerated maturity dates of the March 2021 Note and the June 2021 Note, based on the assumption that the SNAP June 2020 Convertible Note will automatically convert into equity securities;

●	The convertibility of the June 2021 Note;

●	The impact on the classification from any change in the terms of the warrants to purchase Series C preferred stock, as the underlying preferred stock will be converted into shares of common stock;

●	The accounting treatment of any vested warrants upon the recapitalization. In this regard, we note from your disclosure on page 25 that unvested warrants will be automatically converted into warrants to purchase shares of the Class A Common Stock; and

●	Any expected payment to holders of shares of SoundHound stock who do not consent to the adoption of the Merger Agreement and follow the procedures specified under Section 262 of the DGCL, as noted from your disclosure on page 23.

RESPONSE: In response to the Staff’s comment, please see the discussion below:

●	The pro forma presentation of the March 2021 Note has been revised to reclassify the balance as a non-current liability based on the following analysis:

Without the conversion of the SNAP June 2020 Convertible Note (“June 2020 Note”), the maturity date of the March 2021 Note would be the earlier of April 26, 2022 or the date that the June 2020 Note matures or is repaid in full prior to maturity. Therefore, the maturity date of the June 2020 Note in the absence of a prior conversion would be April 26, 2022.

Assuming that the June 2020 Note will automatically convert into equity securities upon a qualified financing of $30 million or more (the “Conversion Event”), which would include the effectiveness of the Business Combination, we assessed the maturity date if the Conversion Event occurs prior to March 31, 2022 or between April 1, 2022 and April 26, 2022. If the Conversion Event occurs prior to March 31, 2022, the note amortizes beginning October 1, 2022 and will mature on March 31, 2025. If the Conversion Event occurs after March 31, 2022 and prior to April 26, 2022, the note begins to amortize on April 1, 2022 and matures on September 1, 2024. For purposes of classifying the March 2021 Note in the pro forma financial statements, the Company assumes that the Conversion Event occurs as of the date of the balance sheet and therefore adjusts the financial statements accordingly to reclassify amounts due after September 30, 2022 as long-term in nature. The Company has revised the pro forma balance sheet to include this adjustment.

SoundHound revised its historical presentation of the June 2021 Note (please refer to our response to comment #39 below) as well as a pro forma adjustment to reclassify $4.6 million to a non-current liability based on the below analysis:

Assuming that the June 2020 Note converts before June 26, 2022, the maturity date of the June 2021 Note would be May 31, 2025. If the June 2020 Note does not convert, the maturity date will be the date that the June 2020 Note either matures or is paid off in full, which would be June 26, 2022. For purposes of classifying the June 2021 Note in the pro forma financial statements, the Company assumes that the Conversion Event occurs as of the date of the balance sheet and therefore adjusts the pro forma financial statements accordingly to reclassify amounts due after September 30, 2022 as long-term in nature. SoundHound amended this classification in the pro forma balance sheet to include this consideration.

●	SoundHound considered that the June 2021 Note contains a feature which would convert the outstanding principal amount into equity securities at the price paid by investors in the event of SoundHound’s engagement in an Initial Public Offering or a SPAC. The terms of the June 2021 Note agreement state that a conversion requires the mutual consent of SoundHound and its Agent. There are no contractual terms that would obligate SoundHound to issue equity securities in exchange for the June 2021 Note nor does the Agent have any contractual right to demand an exchange for equity securities. Therefore, SoundHound determined that there is no impact on the pro forma financial statements related to the convertibility of the June 2021 Note. The sole pro forma adjustment related to the June 2021 Note is the reclassification of a portion of the note from short- to long-term as mentioned in the preceding section of this response.

●	SoundHound considered the fact that the all of the Series C warrants were fully exercised (for Series C preferred stock) in December 2021. The Series C preferred stockholders are subject to the same rights as SoundHound’s other preferred stockholders, and their Series C preferred stock will convert into shares of SoundHound common stock immediately prior to the Effective Time. Therefore, there is no impact on the classification related to changes in terms of the warrants to purchase Series C preferred stock.

●	SoundHound revised this section of Amendment No. 1 to refer to all warrants outstanding immediately prior to the recapitalization, as there are no unvested warrants. This revision has been applied to other sections of the Amendment to maintain consistency in the disclosure of warrant conversion as a result of the recapitalization.

SoundHound does not expect any of its stockholders to elect to exercise their appraisal rights under Section 262 of the DGCL, and consequently does not anticipate being obligated to make any payments thereunder to SoundHound stockholders who do not consent to the adoption of the Merger Agreement.

Directors and Executive Officers of the Combined Company after the Business Combination Executive Officers and Directors, page 191

23.	For each director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director after the Business Combination. Refer to Item 401(e)(1) of Regulation S-K as required by Item 19 of Form S-4. Also, although you provide biographies for Messrs. Park and Elahian on page 192, they are not listed as director nominees in the table on page 191. Please advise.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised on pages 194 and 195 of Amendment No. 1. Please note the Messrs. Park and Elahian will not serve on the board of the post-business combination company.

Archimedes Tech SPAC Partners Co.

Notes to Financial Statements Note 1 - Organization and Business Operation, page F-7

24.	Please revise the statement that there have been no discussions regarding the possibility of a potential Business Combination in light of your subsequent events disclosure on page F-16.

RESPONSE: The statement on page F-7 of Amendment No. 1 has been revised to specify that there had been no discussions regarding the possibility of a potential Business Combination as of December 31, 2020, the date of the balance sheet.

Note 7 - Stockholders’ Equity Warrants, page F-15

25.	We note that the exercise price of the warrants will be adjusted under certain circumstances. Please provide us with your accounting analysis of how this provision impacts the classification of the warrants.

RESPONSE: The Company’s management evaluated the warrants’ settlement provisions, noting the following provisions in the warrant agreement that provide for adjustments to the settlement amounts of the warrants. The analysis of these terms is interpreted with reference to both Step 1 and Step 2 of the indexation guidance, as well as the requirements for equity classification under ASC Topic 815-40.

Provisions in the Warrant Agreement	Analysis of the Warrants
3.1. Warrant Price This provides for the Company, at its sole discretion to lower the warrant exercise price provided that the Company provides at least 20 days’ written advance notice.

This provision allows the Company to lower the exercise price, such decision is solely at the discretion of the Company, therefore, is considered within the entity’s control and does not preclude the warrants from being considered indexed to the entity’s own share as the Company can choose not to exercise its right.

Stock Dividends; Split-Ups (4.1)

This provision provides for an increase of the number of common stock issuable on exercise of each warrant in proportion to an increase in the number of issued and outstanding common stock as a result of share capitalization, sub-division or similar events.

Aggregation of Shares (4.2)

This provision provides for a decrease of the number of common stock issuable on exercise of each warrant in proportion to a decrease in the number of issued and outstanding common stock as a result of consolidation, combination, reclassification of common stock or other similar events.

Extraordinary Dividends (4.3)

This provision provides for a decrease of the exercise price of the warrants as a result of extraordinary dividends paid to all or substantially all of the holders of common stock.

Adjustments in Exercise Price (4.4)

Whenever the number of common stock purchasable upon the exercise of the warrants is adjusted, the warrant price shall be adjusted (to the nearest cent) by multiplying such warrant price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of common stock so purchasable immediately thereafter.

These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815-40-15-7G and the example in 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.

Standard pricing models (e.g. Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur, (ii) stock prices changes will be continual. ASC 815-40-15-7G permits adjustments to the settlements terms that neutralize the effects of events that invalidate the implicit assumptions.

Stock Dividends and Split-Ups (4.1), Aggregation of shares (4.2) and Extraordinary dividends (4.3) are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option-pricing model. The adjustment to exercise price specified section 4.4 will neutralize the effect of event 4.1, 4.2 and 4.3 by applying the same ratio of the change in exercisable share to the exercise price. Hence the holders maintain the same intrinsic value both before and after the dilutive events.

These provisions do not preclude the warrants from being considered indexed to the entity’s own share as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for-fixed” option pricing.

Issuance in connection with a Business Combination (4.6)

This provision provides for an adjustment of the exercise price of the warrants if the Company issues additional shares of common stock or equity-linked securities at a price of less than $9.20 per share in order to finance more than 60% of the total equity proceeds for the funding of the Company’s initial business combination and the market value is below $9.20 per share.

This provision is a “Down Round Feature” as defined in ASC Topic 815-40-20. In accordance with ASC Topic 815-40-15-5D, Down Round Features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework.

This provision does not preclude the warrants from being considered indexed to the Company’s own stock.

Replacement of Securities upon Reorganization, etc. (4.5)

This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of the Company, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of common stock in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its warrant(s) immediately prior to such event.

This provision does not alter the settlement amount; the fair value of the consideration received is the same as would have been received had the holder of the warrants exercised the warrants for common stock and participated in the transaction. Therefore, this provision is not evaluated in Step 2 of the indexation guidance. Instead, this provision provides for a potential scenario whereby the Company would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8 and the guidance in Deloitte’s Indexation Guide, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the warrant been exercised for stock.

Redemption (6.1)

This provision provides the Company with an option to redeem the Public Unit Warrants and Public Subunit Warrants for $0.01 per Warrant at any time during the Exercise Period if the share price exceeds $18.00 per share with 30 days’ notice to the holder.

The Company considers the $0.01 redemption price to be non-substantive because it is redeemable only when the stock price exceeds $18.00. The Company believes a reasonable investor would exercise within the 30 days’ notice period as the intrinsic value of the warrants will be significantly more than $0.01 redemption prices during that period. Therefore, the redemption event will effectively accelerate the exercise of the warrants and is an exercise contingency under Step 1 of the indexation rule. The contingency is based on the Company’s stock exceed $18 which is the market for the Company’s stock and therefore not precludes equity classification.

Once the redemption option is exercised, there is no further adjustment to the settlement amount. Hence, Step 2 is met.

The provision does not preclude the warrants from being considered indexed to the entity’s own share.

Cashless Exercise in the Event of Redemption (3.3.1(b))

This provision provides the Company with an option to force cashless exercise upon the occurrence of a redemption event. The holders are required to surrender the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the warrant price and the Fair Market Value by (y) the Fair Market Value.

The cashless exercise option is only exercisable when the stock price exceeds $18 and is at the option of the company. The Company considers this as an exercise contingency based on the market for the Company stock and hence, does not preclude equity classification.

Once the Company elects to force cashless exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of the Company. Step 2 is met.

Registration of Common Stock; Cashless Exercise at Company’s Option. Section 7.4 is Not Then Effective

This provision provides the holders to cashless exercise during the period beginning on the 90th day after the closing of the business combination and ending upon the effectiveness of such registration statement, and during any other period thereafter when the Company fails to maintain an effective registration statement to cover the shares issuable upon the exercise of the warrants.

The cashless exercise option is only exercisable when the Company fails to maintain an effective registration statement during certain periods. This is an exercise contingency and is not based on an observable market or index that precludes equity classification.

Upon exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of the Company. Step 2 is met.

Based on the considerations above, the Company concluded that the warrants are considered indexed to its own shares.

Unaudited Condensed Statements of Changes in Stockholders’ Equity, page F-19

26.	We note that you reduced stockholders’ equity by $124,413,913 for the subsequent measurement of common stock subject to possible redemption. It appears this relates to the initial classification of the common stock subject to possible redemption. Please revise the description of the line item, accordingly. In addition, please explain how you computed the amount to reclassify. In this regard, we note the separate line item for the reclassification of offering costs related to Public Shares.

RESPONSE: The Company revised the description of the line item on page F-19, F-20, F-25, and F-26. The Company uses the with-and-without method to allocate the net proceeds among the public shares and public warrants. Under the with-and-without method, a portion of the net proceeds from the issuance of the units that equals the public warrants’ issuance-date fair value were first allocated to the public warrants. The entity then allocates the remaining net proceeds to the public shares. $124,413,913 was the remaining net proceeds allocated to the public shares after $8,586,087 was allocated to the public warrants which equals to the fair value of the public warrants on the issuance date.

Notes to Unaudited Condensed Financial Statements Note 2 - Restatement of Prior Period Financial Statements, page F-24

27.	We note that you have determined that the errors and impact of the misstatements were material to previously presented financial statements. We further note that the company filed an Item 8.01 Form 8-K on March 19, 2021 that included an audited balance sheet dated March 15, 2021. Please explain why a restated balance sheet as of March 15, 2021 was not subject to an audit. Provide your materiality analysis and ensure that you address that the changes to the line items are significant.

RESPONSE: As part of the Company’s upcoming Form 10-K filing containing the Company’s audited financial statements as of and for the fiscal year ending December 31, 2021, the Company will include the restatement of the March 15, 2021 balance sheet as part of its audited financial statements.

Please see below for the Company’s materiality analysis of the impact of the misstatement to the Company’s March 15, 2021 balance sheet:

	As Previously Reported	Adjustments	As Restated	Percent
Audited Balance Sheet at March 15, 2021
Common stock subject to possible redemption	$116,095,120	$3,904,880	$120,000,000	3.36%
Common stock	465	(39)	426	(8.39%)
Additional paid-in capital	5,004,068	(4,158,254)	845,814	(83.10%)

Based on the Company’s SAB 108 analysis above, the Company concluded that the impact of the misstatements was quantitatively material and thus overall material to the Company’s financial statements.

SoundHound, Inc.

Report of Independent Registered Public Accounting Firm, page F-76

28.	Please explain why the financial statements for the year ended December 31, 2019 were audited by other auditors if your current audit firm has served as the Company’s auditors since 2016.

RESPONSE: Armanino LLP has revised its audit report to state that it has served as SoundHound’s auditor since 2020.

Notes to Consolidated Financial Statements December 31, 2020 Note 1. Organization and Significant Accounting Policies Nature of operations, page F-82.

29.	We note that the description of the nature of your operations appears to emphasize a music application, indicating that your latest product is Hound, while also referring to your Houndify platform. However, we note from your disclosure on page F-123 that all of your revenue is generated from Houndified Products, Houndified Services, and Houndified Ads. Please ensure your disclosure accurately reflects your sources of revenue.

RESPONSE: In response to the Staff’s comment, the disclosure with respect to the nature of operations in Amendment No. 1 has been revised to accurately reflect the sources of revenue on pages F-82 and F-114 to be consistent with F-123.

Contract Costs, page F-85.

30.	You indicate that revenue from the sale of your music search app is deferred and the related fee paid to the online storefront is also, therefore, deferred. Please tell us where you address the revenue recognition policy associated with this revenue stream in your revenue recognition note. Provide us with your accounting analysis of the principal versus agent considerations related to the net payment received from the sale. Refer to ASC 606-10-55-36 through 55-40.

RESPONSE: In response to the Staff’s comment, the disclosure regarding the deferred fee paid to online storefront has been deleted in Amendment No. 1, insofar as this was a legacy disclosure and it is not a material portion of its revenue. Quantitatively, this represented approximately $0.1 million during the year presented. Additionally, please refer to the accounting policy related to revenue recognition from monetization of SoundHound’s application. SoundHound’s music identification mobile application generates revenue primarily in the form of ad impression revenue.

Per our updated disclosure, $1.2 million out of $1.4 million of monetization revenue in the year ended December 31, 2020 is derived from ad impressions placed on SoundHound’s music mobile identification app. Thus, the analysis on agent vs principal per ASC 606 will be focused ad impression revenue. SoundHound entered into an agreement with a demand side platform (“DSP”), where SoundHound will become part of the DSP’s network of publishers. Advertisers would then separately enter into an agreement with DSP, where they would have access to the network of publishers and entered into auctions to buy ad space held by the publisher (“Auction Sale”.) The ad revenue generated from these auctions would be split between the publisher and DSP on a predetermined percentage, with the majority going to DSP.

Additionally, DSP technology will automatically connect certain ads to publishers’ media space based on criteria selected by the publishers and the advertisers (“Traditional Ad Serving”). Fees to the publishers from Traditional Ad Serving are paid by DSP based on a fixed cost per thousand rates on monthly impression. There is no fee paid to DSP or the advertisers if the ad does not achieve certain metrics (i.e. impressions, clicks) during a specified period of time.

SoundHound starts the analysis by looking to identify the specific promise in the context of ad impression revenue arrangement per ASC 606-10:

55-36A To determine the nature of its promise (as described in paragraph 606-10-55-36), the entity should:

a. Identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party [see paragraph 606-10-25-18])

b. Assess whether it controls (as described in paragraph 606-10-25-25) each specified good

Under both Auction Sale arrangement and Traditional Ad Serving arrangement, the specific promise is to deliver ad impressions placed on SoundHound’s music app and media space. Refer to assessment of control in the later part of the analysis. In determining whether SoundHound is acting as principal or agent in the transaction, we refer to the following indicators per ASC 606-10:

55-39: Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal [see paragraph 606-10-55-37]) include, but are not limited to, the following:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

As mentioned in the background, SoundHound is one of the publishers under the DSP platform and only has contractual arrangements with DSP rather than with any advertiser. DSP has contractual obligations under its agreements with advertisers to fulfill the ad impression obligations by following the specific ad setting, criteria and spending budget imposed by advertisers. SoundHound has no financial liability towards the advertiser if its media space is no longer available for advertisers; there are no contractual arrangements for SoundHound to fulfill the ad impression by directly posting ads on its app or website without using DSP platform or technology, or search for any alternative publishers to place the ad. In other words, SoundHound is not ultimately responsible for fulfilling the promise to provide the specified advertising placement.

The above mentioned facts is a strong indicator supporting agent model and thus Net Revenue reporting.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer, or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

SoundHound notes that the DSP controls the advertising inventory before it is transferred to the advertisers. This is evidenced by DSP’s sole ability to monetize the advertising inventory before it is transferred to advertisers and DSP being primarily responsible to the advertisers. The DSP, not SoundHound, has the ability to direct the use of and obtain substantially all of the benefit from, the service before it is transferred to the customer.

The above mentioned facts are a strong indicator supporting agent model and thus Net Revenue reporting.

c.	The entity has discretion in establishing the prices for the specified goods or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

Under both Auction Sale arrangement and Traditional Ad Serving arrangement, DSP has the discretion to choose advertisers to enter the agreement, DSP establishes and maintains the relationship with the advertisers as well as establishing the bidding model or measurement metrics to determine the final pricing of those impressions.

Under the Auction Sale arrangement, the advertiser sets the bid for the ad to be placed in SoundHound’s app through the DSP platform. The bid amount is set solely at the advertiser’s discretion and the ultimate price for impression clicks is also dependent on the number of advertisers DSP includes in the bidding process

Additionally, under the Traditional Ad Serving arrangement, SoundHound has no discretion in setting the price that is charged to the publisher for displaying the ad in its app. It only receives a flat rate from DSP.

The above mentioned facts is an indicator supporting agent model and thus Net Revenue reporting.

SoundHound notes that these indictors should be considered in the context of the revenue arrangement, with more weight placed on certain indicators if they provide more relevant evidence about whether SoundHound can direct the use and obtain from the benefit of the service before it is transferred to the customer.

Therefore, the indicators should be evaluated together when assessing control principal per ASC 606-10:

55-37 An entity is a principal if the entity controls a promised good or service before the entity transfers the good or service to a customer. However, an entity is not necessarily acting as a principal if the entity obtains legal title of a product only momentarily before legal title is transferred to a customer. An entity that is a principal in a contract may satisfy a performance obligation by itself or it may engage another party (for example, a subcontractor) to satisfy some or all of a performance obligation on its behalf. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for those goods or services transferred.

Under both Auction Sale arrangement and Traditional Ad Serving arrangement, DSP has control of the platform and discretion of selecting specific customers to enter agreements with. DSP has the ability to direct the use of its platforms to obtain impressions from publishers and obtains substantial economic benefit from it. SoundHound has no control of the platform or advertisers it provides service. For example, if DSP stops the platform or terminates its contract with advertisers, SoundHound is not able to get any economic benefits from the impressions.

Conclusion: Out of the three indicators for principal vs agent, all of them are indicating that SoundHound is the agent. When collectively assessing that SoundHound doesn’t have control in transfer the promise to customers, SoundHound concluded that it is the agent.

Recent accounting pronouncements, page F-88

31.	We note that you have elected to take advantage of the extended transition period for the implementation of new or revised accounting standards afforded under the JOBS Act. Please revise to ensure you disclose the effective date applicable to your company for each of the recent accounting pronouncements.

RESPONSE: In response to the Staff’s comment, the disclosures under recent accounting pronouncement have been revised on page F-88 of Amendment No. 1 to reflect the applicable effective date relating to the extended transition period for each of the recent accounting pronouncements.

Note 2. Revenue Recognition, page F-89

32.	Please address your revenue recognition policy for any arrangements where the platform is accessed on-premise by your customers. In this regard, we note your disclosure on page 136 that your technology can run without a cloud connection.

RESPONSE: SoundHound did not generate revenue from on-premise solutions during the years presented in this Amendment. SoundHound’s on-premise solution is delivered through its Edge product, which is “embedded” directly on the device (vs. being access via the cloud). As SoundHound scales its Edge (on-premise) solutions, its revenue recognition policy will be updated accordingly.

33.	Please clarify the nature of revenue from traffic monetization. In this regard, we note your disclosure on page F-124 that revenue from monetization is generated from Houndified Ads. Tell us whether this is the same monetization revenue stream discussed on pages 134 and 143. Refer to ASC 606-10-50-12(c).

RESPONSE: We confirm that the above revenue stream is the same stream of revenue as discussed on pages 134 and 143. In response to the Staff’s comment, the disclosure on revenue from traffic monetization on page F-122 has been revised in Amendment No. 1 to make both the terminology and amounts are consistent.

34.	Please disclose the amount of revenue from each category of performance obligations discussed in your revenue recognition policy. Refer to ASC 606-10-50-5.

RESPONSE: In response to the Staff’s comment, the quantitative disclosure on pages F-90 and F-91 has been revised in Amendment No. 1.

Note 4. Fair Value Measurements, page F-93

35.	Please clarify the statement that the derivative liabilities relate to the Redemption Feature which is bifurcated from convertible notes, in light of disclosures elsewhere that your derivatives relate to the conversion features of your convertible notes and the Redemption Features of the convertible notes do not meet the definition of derivatives and are not bifurcated, as noted on page F-97.

RESPONSE: In response to the Staff’s comment, the disclosure under Note 4 – Fair Value Measurement has been revised in Amendment No. 1.

Notes to Unaudited Condensed Consolidated Financial Statements Note 1. Organization Other Risk and Uncertainties, page F-114

36.	Please explain the statement that the COVID-19 pandemic and its resulting economic and other effects could result in significant adverse effects on our customers that incorporate your touch-enabling technologies. In this regard, we understand that you sell voice enabled products.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised in Amendment No. 1 to properly characterize its products as voice-enabled technologies.

Note 6. Warrants, page F-126

37.	We note that you recorded the warrants initially at fair value as paid-in-capital with a discount to the March 2021 Note Payable and an asset related to the June 2021 Note. Please confirm that the proceeds were allocated based on the relative fair value of the warrants and the notes. Refer to ASC 470-20-25-2. In addition, you indicate that the warrants were classified as equity and are not subject to remeasurement at the end of each reporting period. However, you further indicate that the change in fair value of the warrant liability is recorded as other expense, net. Please clarify your disclosures.

RESPONSE: In response to the Staff’s comment, the disclosure on page F-126 of Amendment No. 1 has been revised to include the use of the relative fair value method in allocating the proceeds to the warrants and the notes. In addition, the disclosure on page F-126 has been revised to clarify that the warrants are not subject to remeasurement due to equity classification.

Note 7. Convertible Notes and Notes Payable, page F-126

38.	Please revise to disclose more information about the terms of the conversion provision of the June 2021 Note. Provide us with your accounting analysis of this feature under ASC 815.

RESPONSE: In response to the Staff’s comment, the disclosure of pages F-128 and F-129 has been revised in Amendment No. 1 to include additional information regarding the conversion provision term of the June 2021 Note.

The June 2021 Note is convertible into equity securities issued by SoundHound pursuant to the following clause:

Upon mutual consent of the Agent and SoundHound, the Agent may convert the outstanding principal amount of the Term Loan Advances into (i) the equity securities issued by SoundHound in SoundHound’s Initial Public Offering, or (ii) the equity securities issued by the SPAC in the PIPE Financing. If the conversion occurs in connection with an Initial Public Offering, conversion of the Advance Amount shall be into the same class and series of equity securities, for the initial price per security to the public sold in the Initial Public Offering. If conversion occurs in connection with a PIPE Financing, conversion of the Advance Amount shall be into the equity securities purchased by other investors in the PIPE Financing at the same share price (or other issuance price) and upon the same terms.

SoundHound analyzed this hybrid instrument debt to determine whether there were any of the embedded features and whether those features required bifurcation from the host noting the following pursuant to ASC 815-10-20 which defines an embedded derivative as an implicit or explicit term that affects some or all of the cash flows or the value of other exchanges required by a contract in a manner similar to a derivative instrument.

SoundHound further noted that the contractual provisions in the legal document discussing the possibility of conversion does not necessarily reflect the economics or how they would be identified and analyzed for accounting purposes.

SoundHound analyzed the contract and concluded that neither it nor the lender have contractual rights or obligations to require a conversion. The conversion requires mutual agreement between the parties and the conversion would occur at the same price sold to other investors. Therefore there are no implicit or explicit terms that affect some or all of the cash flows in a manner similar to a derivative instrument. Mutual consent amongst the parties would constitute a new contractual arrangement between the parties for accounting purposes.

As the conversion feature does not qualify as an embedded feature, it does not require an analysis for bifurcation from the June 2021 Note.

39.	Please provide us with your analysis of the current and non-current balance sheet classification of the March 2021 Note, the June 2020 Note, and the June 2021 Note as of September 30, 2021.

RESPONSE: In response to the Staff’s comment, SoundHound has provided the analysis below with respect to current and non-current balance sheet classification for the Company’s outstanding debt instruments as of September 30, 2021. This analysis was performed pursuant to the guidance set forth in ASC 470-10-45-14, Intent and Ability to Refinance on a Long-Term Basis.

June 2020 Note

Under the associated agreement, the maturity date of the June 2020 Note is stated as June 26, 2022 at which point the holder may optionally demand repayment. However, this maturity date is subject to change in the event of a repayment, a change in control, or a conversion event including a $30 million qualified equity financing which would include the effectiveness of the Business Combination (“Conversion Event”). The notes convert to equity upon a qualified financing round of $30 million. Therefore, if the Business Combination occurs prior to the stated maturity date of June 26, 2022, the maturity date will be accelerated to the date of the Conversion Event. As the maturity date of the June 2020 Note is June 26, 2022, which is due within a year of the date of the balance sheet date of September 30, 2021, SoundHound has given this note further consideration in terms of its classification.

SoundHound’s intention is for this note to become equity upon a Conversion Event. The holder is also incentivized to have a Conversion Event due to a 20% discount received upon conversion. The Codification defines liabilities that are current as “obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities”. The definitions of current liabilities and the requirements ASC 210 require the use of judgement in determining what is “reasonably expected”. SoundHound, analogizing to guidance per ASC 805-20-55-50 and 55-51, a liquidity event such as an Initial Public Offering is not considered probable until the event occurs. The conversion is contingent upon an equity financing or the effectiveness of the Business Combination. Following this interpretation, SoundHound believes the Conversion Event should not be factored into the maturity date until the transaction takes place. Unless debt has met the requirements related to short-term obligations expected to be refinanced on a long-term basis in accordance with ASC 470-10-45, current classification may be necessary. SoundHound noted that no long-term obligation has been issued for the purpose of refinancing the June 2020 Note after the balance sheet date. Furthermore, SoundHound has not entered into any financing agreement before the balance sheet date permitting refinancing of the June 2020 Note. As such, the June 2020 Note does not meet the criteria in ASC 470-10-45 to be excluded from current classification. SoundHound revised its presentation of the June 2020 note as a short-term obligation on the balance sheet as of September 30, 2021.

March 2021 Note

The maturity date of the March 2021 Note is variable depending on the occurrence or non-occurrence of a conversion event related to the June 2020 Note (as defined herein as Conversion Event with the definition applied to the June 2020 Note) and additional, revenue-related performance milestones. The maturity date of the borrowing is defined to be the earlier of (a) April 26, 2022, and (b) the date that is the maturity date or payment in full of the June 2020 Note. As discussed in the June 2021 Note analysis above, the maturity date of the June 2020 note is June 26, 2022. Therefore, the earlier of the two dates is set to be April 26, 2022, which falls as within a year of the balance sheet date of September 30, 2021, and therefore classified as current.

However, the maturity date can change depending on the date and occurrence of the Conversion Event, if occurring before the original maturity date (determined to be April 26, 2022 above). The Conversion Event is defined in the March 2021 Note Agreement as the date when there is written evidence that the June 2020 Note has converted into equity securities of SoundHound. An event where the June 2020 Note may convert into equity securities of SoundHound is, for example, in an Initial Public Offering or reverse recapitalization under a SPAC transaction. If the Conversion Event occurs prior to the original maturity date of April 26, 2022, the term loan maturity date is (a) September 1, 2024 if the Performance Milestone (defined below) does not occur prior to March 31, 2022, and (b) March 1, 2025, if the Performance Milestone occurs prior to March 31, 2025. The Performance Milestone is defined within the Agreement as either of the following being achieved: (a) $35 million revenue determined according to GAAP in the fiscal year ending December 31, 2021, or (b) unrestricted, net cash proceeds of at least $85 million received on or prior to March 31, 2022, from a single round of the sale of SoundHound’s equity securities. An example of the latter case would be in an Initial Public Offering or reverse recapitalization under a SPAC transaction where at least $85 million is received in net proceeds. As of September 30, 2021, SoundHound did not believe that the revenue performance milestone will be met. Furthermore, there has been no equity raise of $85 million. If the Business Combination is not effective or an equity raise does not occur prior to June 26, 2022, the March 2021 notes will mature by June 26, 2022. If the Business Combination is effective, or an equity raise triggering a Conversion Event, the March 2021 notes will mature on September 1, 2024 or March 1, 2025.

With the considerations described above, if in the event the Conversion Event does not occur prior to April 26, 2022, the maturity date is determined to be April 26, 2022, and the $30 million Note is payable within a year of the balance sheet date. SoundHound therefore considered facts and circumstances to determine the probability of the occurrence of the Conversion Event, as well as if it will occur prior to April 26, 2022. The Codification defines liabilities that are current as “obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities”. The definitions of current liabilities and the requirements ASC 210 require the use of judgement in determining what is “reasonably expected”. SoundHound, analogizing to guidance per ASC 805-20-55-50 and 55-51, a liquidity event such as an Initial Public Offering is not considered probable until the event occurs. The conversion is contingent upon an equity financing or the effectiveness of the Business Combination. Following this interpretation, SoundHound believes the Conversion Event should not be factored into the maturity date until the transaction takes place. Following this interpretation, SoundHound believes the Conversion Event should not be factored into the maturity date until the transaction takes place. Unless debt has met the requirements related to short-term obligations expected to be refinanced on a long-term basis in accordance with ASC 470-10-45, current classification may be necessary. SoundHound noted that no long-term obligation has been issued for the purpose of refinancing the March 2021 Note after the balance sheet date. Furthermore, SoundHound has not entered into any financing agreement before the balance sheet date permitting refinancing of the March 2021 Note.

SoundHound concluded that the maturity date remains April 26, 2022. As such, the principal amount of $30 million is due within a year of the date of the balance sheet and is classified as a current liability.

June 2021 Note

In the June 2021 Note Agreement, SoundHound received a nonrevolving loan commitment of $15 million, of which $5 million was drawn by SoundHound as of September 30, 2021. The maturity date is set to be the earlier of (a) May 31, 2025 and (b) the date that is the maturity date or payment in full of the June 2020 Note. If the June 2020 Note has a Conversion Event and is not paid, the maturity date would be May 31, 2025. The maturity date of the June 2020 Note is June 26, 2022 and payment of the June 2020 Note can occur on that date or before with written consent of the holder.

SoundHound therefore considered facts and circumstances to determine the probability of the occurrence of the Conversion Event, as well as if it will occur prior to June 26, 2022. The Codification defines liabilities that are current as “obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities”. The definitions of current liabilities and the requirements ASC 210 require the use of judgement in determining what is “reasonably expected”. SoundHound, analogizing to guidance per ASC 805-20-55-50 and 55-51, a liquidity event such as an Initial Public Offering is not considered probable until the event occurs. The conversion is contingent upon an equity financing or the effectiveness of the Business Combination. Following this interpretation, SoundHound believes the Conversion Event should not be factored into the maturity date until the transaction takes place. Following this interpretation, SoundHound believes the Conversion Event should not be factored into the maturity date until the transaction takes place. Unless debt has met the requirements related to short-term obligations expected to be refinanced on a long-term basis in accordance with ASC 470-10-45, current classification may be necessary. SoundHound determined that no long-term obligation has been issued for the purpose of refinancing the June 2021 Note after the balance sheet date. Furthermore, SoundHound has not entered into any financing agreement before the balance sheet date permitting refinancing of the June 2021 Note. As such, the June 2021 Note does not meet the criteria in ASC 470-10-45 to be excluded from current classification. SoundHound has reclassified $5 million as a current liability on its balance sheet as of September 30, 2021.

Note 14. Net Loss Per Share, page F-137

40.	Please revise to include the number of Series C convertible preferred stock warrants outstanding in the total outstanding shares of potentially dilutive securities as of September 30, 2020.

RESPONSE: In response to the Staff’s comment, the disclosure of page F-137 has been revised in Amendment No. 1.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner